UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated June 13, 2018, announcing that the Company has successfully concluded the merger with Gener8 Maritime, Inc.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated June 13, 2018, confirming the amount of new ordinary shares issued pursuant to the merger.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: June 13, 2018

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Wednesday 13 June 2018 – 8u00 a.m. CET _________________________________

EURONAV COMPLETES MERGER WITH GENER8 MARITIME

ANTWERP, Belgium, 13 June 2018 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") announces that it has successfully concluded the merger with Gener8 Maritime. The 60.9 million new shares issued to Gener8 shareholders as consideration for the transaction will begin trading today on the NYSE.

Paddy Rodgers, CEO of Euronav, said: "Today marks an important milestone in the continued development of Euronav. Completing this transaction provides the crude tanker market with a global player of substantial size. Increasingly our customers and clients are demanding flexibility and scale solutions to their transportation requirements. The enlarged operation will allow Euronav to meet these specifications.

 I would like to take this opportunity to thank all of the employees of Euronav and Gener8 for their extremely hard work and dedication in completing this complex transaction over the past six months or so. We look forward to integrating the Gener8 vessels into our fleet and continuing to provide our customers with a high quality and safe service."

The merger creates the leading independent large crude tanker operator in the world including:

•	76 operating crude tankers, consisting of 43 VLCCs, 27 Suezmaxes, 2 ULCC, two Panamax tankers and two FSOs under joint venture - representing over 19,4 million DWT in aggregate;
•	Balance sheet assets of over USD 4 billion;
•	Estimated pro-forma market capitalization of approximately USD 2.0 billion based on Euronav's closing price of USD 9.10 per share on 11 June 2018;
•	Marked-to-market leverage of less than 50%;
•	A liquidity position estimated at more than USD 800 million, including cash on hand and undrawn amounts available under existing credit facilities;
•	Tangible economies of scale via pooling arrangements, procurement opportunities, reduced overhead and enhanced access to capital;
•	A well-capitalised, highly liquid company for investors wanting to participate in the tanker market;
•
Increase of the scale of the Tankers International Pool (a spot market-oriented tanker pool) to 65 VLCCs allowing it to continue to provide the lowest commercial fees as a percentage of revenue in the sector.

Members of Euronav board of directors and executive management will continue to serve in such positions. In connection with the Merger, Mr. Steven Smith, a former Gener8 director, was nominated and elected to serve as an independent director of Euronav at its General Meeting of Shareholders held on May 9, 2018. Effective as of closing, Mr. Smith will join Euronav's board of directors to serve for a three year term as an independent director.

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of second quarter 2018 results: Thursday, 9 August 2018

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 2 ULCC, 43 VLCCs, 27 Suezmaxes (two under construction), 2 Panamaxes and 2 FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

PRESS RELEASE Wednesday 13 June 2018 – 8u00 a.m. CET _________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

EXHIBIT 99.2

PRESS RELEASE Regulated information Wednesday 13 June 2018 – 8h15 a.m. CET _________________________________

DISCLOSURE REGARDING
TRANSPARENCY LEGISLATION

(article 15, §1, 1st paragraph, of the Law of 2 May 2007
relating to the disclosure of
important shareholdings in listed companies)

ANTWERP, Belgium, 13 June 2018 - Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") confirms that upon the completion of the merger transaction with Gener8 Maritime Inc. on 12 June 2018 60,815,764 new ordinary shares were issued.

The Company, in accordance with article 15 of the law of 2 May 2007, confirms the following overview:

	Before	Current
Total subscribed capital (USD)	173,046,122.14	239,147,505.82
Total number of ordinary shares in issue (with voting rights)*	159,208,949	220,024,713
* of which 1,042,415 shares are treasury shares

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of second quarter 2018 results: Thursday, 9 August 2018

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 2 ULCC, 43 VLCCs, 27 Suezmaxes (two under construction), 2 Panamaxes and 2 FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.